_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2007

Commission File Number 001-31303

BLACK HILLS CORPORATION

RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION

625 NINTH STREET

PO BOX 1400

RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

Black Hills Corporation

Retirement Savings Plan

Financial Statements as of and for the

Years Ended December 31, 2007 and 2006,

Supplemental Schedule as of

December 31, 2007, and Report of

Independent Registered Public Accounting Firm

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007 –	9

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	10

NOTE: All other schedules required by Section 2520.103-10 of the Department of
Labor’s Rules and Regulations for Reporting and Disclosures under the
Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Black Hills Corporation Retirement Savings Plan

Rapid City, SD

We have audited the accompanying statements of net assets available for benefits of the Black Hills Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Minneapolis, MN

June 25, 2008

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Cash	$21,718	$33,123
Participant-directed investments — at fair value	63,425,031	56,336,970
Receivables:
Employer contribution	46,332	30,536
Dividends	15,175	—
Investments transactions pending	—	8,191

Net assets available for benefits at fair value	63,508,256	56,408,820

ADUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	(25,221)	205,200

NET ASSETS AVAILABLE FOR BENEFITS	$63,483,035	$56,614,020

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

NET ASSETS AVAILABLE FOR BENEFITS –
Beginning of year	$56,614,020	$48,541,176

INCREASE (DECREASE) DURING THE YEAR:
Participant contributions	4,638,605	4,077,598
Participant rollovers	849,575	440,949
Employer matching contributions	1,634,608	1,528,361
Investment interest and dividends	1,487,230	2,390,023
Net realized and unrealized gain in fair value of investments	3,026,567	3,702,117
Administrative expenses	(6,846)	(9,118)
Distributions to participants	(4,722,273)	(4,064,073)
Other	(38,451)	6,987

Net increase during the year	6,869,015	8,072,844

NET ASSETS AVAILABLE FOR BENEFITS – End of Year	$63,483,035	$56,614,020

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following is not a comprehensive description of the Black Hills Corporation Retirement Savings Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for more complete information.

General — The Plan is a defined contribution plan for eligible employees of Black Hills Corporation and certain subsidiary companies (the “Company”). The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the “Code”).

Merrill Lynch served as the asset custodian and recordkeeper until May 1, 2007, when the plan was converted to Charles Schwab and new custodial and recordkeeper agreements were executed. The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”). The Committee is the trustee of the Plan.

Eligibility and Vesting — Employees are eligible to participate in the Plan on the first day of employment.

Participants are immediately vested in the value of their pretax salary reduction contributions. Participants vest 20% per year in employer matching contributions until reaching five years of service. At that time, participants are 100% vested in employer matching contributions. Participants also become fully vested in employer matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions — The maximum percentage of compensation an employee may contribute to the Plan is 20%, with an annual maximum contribution of $15,500 and $15,000, for 2007 and 2006, respectively, as provided by the Code. There is no limit to how often participants may change their contribution percentages. Amounts contributed are invested at the discretion of plan participants in any of the 18 investment options or individual investments as directed by the participant.

Effective January 1, 2000 (May 1, 2000, for employees covered by a collective bargaining agreement), the Plan was amended to include a dollar-for-dollar company matching contribution, up to a maximum of 3% of an individual participant’s compensation. Effective April 1, 2001, there is an automatic enrollment provision in which eligible employees who are employed on or after April 1, 2001, shall be deemed to have made an automatic election to participate in the Plan at a rate of 3%.

Rollover Contributions — The Plan received $849,575 and $440,949 in rollover transfers from other qualified plans in 2007 and 2006, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of Company discretionary contributions (e.g., participant forfeitures) and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contribution into various investment options offered by the Plan.

Participant Loans — The Plan contains a loan provision that allows participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances at an interest rate of 1% over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of five years. During 2007 and 2006, interest rates on outstanding participant loans ranged from 5% to 9.25%. Loans are prohibited for terminated employees.

Distributions to Participants — Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or as installment payments over a period of no more than 10 years.

Forfeited Accounts — Forfeitures from participants who have terminated from the Plan prior to attaining 100% vesting rights are used to reduce the Company’s annual matching contributions. During 2007 and 2006, forfeitures of $98,825 and $132,946, respectively, were used to reduce the Company’s annual matching contribution.

Amendments and Termination — Although it has not expressed any intention to do so, the Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan, participants become 100% vested and all assets will be distributed among the participants in accordance with plan provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The units of the common collective investment trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying assets. Participant loans are valued at the outstanding loan balances.

Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their beginning-of-year market value. Unrealized appreciation or depreciation of the investments represents changes in the market value of investments in the current year.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits is presented on a contract value basis and was not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Plan Expenses — Administrative fees of approximately $141,047 and $76,332 were paid by the Company in 2007 and 2006, respectively. Administrative expenses for loan fees are paid by the individual plan participants and are reflected in the Statement of Changes in Net Assets Available for Benefits within Administrative expenses.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

3.	INVESTMENTS

The investment options of the Plan at December 31, 2007, included a Charles Schwab Stable Value Fund, Vanguard mutual funds, common stock of the Company, and other investments as self-directed by participants. The investment options of the Plan at December 31, 2006, included collective trusts of Merrill Lynch, mutual funds, common stock of the Company, and other investments as self-directed by participants. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value). The investment options are participant-directed and participants may change their investment elections daily.

The investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006, consist of the following:

	2007	2006

Schwab Stable Value Fund (at contract value)	$9,341,174
Vanguard Extended Market Index Fund	7,405,614
Vanguard Institutional Index Fund	13,870,361
Vanguard Total Bond Market Index Fund	3,601,473
Vanguard Total International Stock Index Fund	8,345,698
Black Hills Corporation common stock	9,850,485	$8,891,312
Merrill Lynch Retirement Preservation Trust		11,009,159
Merrill Lynch Equity Index Trust 1		7,972,391
Davis New York Venture Fund		5,159,703
PIMCO Total Return Fund		3,452,343
Templeton Foreign Fund		4,298,646
Franklin Balance Sheet		3,248,671

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006

Common stock	$1,657,157	$547,365
Mutual funds	680,250	2,084,777
Common collective trusts	689,160	1,069,975

Total	$3,026,567	$3,702,117

4.	TAX STATUS

The Plan obtained its latest determination letter on October 9, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, as a result, no provision for income tax is believed necessary.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Charles Schwab funds and Black Hills Corporation stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2007 and 2006, the Plan held 223,367 and 240,696 shares, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $6,339,002 and $6,868,044, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income from this investment of $313,950 and $316,532, respectively.

6.	RISKS AND UNCERTAINTIES

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007:

Net assets available for benefits per the financial statements	$63,483,035

Adjustment from contract value to fair value for fully benefit-responsive
investment contracts	25,221

Net assets available for benefits per the Form 5500	$63,508,256

For the year ended December 31, 2007, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Total net investment income per the financial statements	$4,475,346

Investment income for fair value of fully benefit-responsive
investment contracts	25,221

Total earnings on investments per the Form 5500	$4,500,567

******

SUPPLEMENTAL SCHEDULE

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

(EIN: 46-0458824) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (Held at End of Year)

AS OF DECEMBER 31, 2007

		Current
Description	Cost**	Value

MONEY MARKET FUND:
Stock Liquidity Fund		$15,958

COLLECTIVE TRUST:
Schwab Stable Value Fund*		9,366,395

MUTUAL FUNDS:
Vanguard Extended Market Index Fund		7,405,614
Vanguard Inflation-Protected Securities Fund		1,162,830
Vanguard Institutional Index Fund		13,870,361
Vanguard REIT Index Fund		1,506,827
Vanguard Total Bond Market Index Fund		3,601,473
Vanguard Total International Stock Index		8,345,698
Vanguard Target Retirement Income Fund		6,900
Vanguard Target Retirement 2010 Fund		640,671
Vanguard Target Retirement 2015 Fund		1,490,209
Vanguard Target Retirement 2020 Fund		679,131
Vanguard Target Retirement 2025 Fund		1,192,326
Vanguard Target Retirement 2030 Fund		697,814
Vanguard Target Retirement 2035 Fund		475,468
Vanguard Target Retirement 2040 Fund		367,597
Vanguard Target Retirement 2045 Fund		319,605
Vanguard Target Retirement 2050 Fund		53,768

Total mutual funds		41,816,292

COMMON STOCK – Black Hills Corporation*		9,850,485

SELF-DIRECTED ACCOUNTS		1,313,783

PARTICIPANT LOANS, WITH INTEREST RATES RANGING FROM
5% - 9.25% —Maturity dates extending through January 11, 2013*		1,078,076

		$63,440,989

__________________________

*	Denotes party-in-interest
**	Cost is not required for participant-directed accounts.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation
Retirement Savings Plan

	By:	/s/ DAVID R. EMERY
David R. Emery
Chairman, President and
Chief Executive Officer

Date: June 27, 2008

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP